

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

<u>Via E-mail</u>
Debra Arkell
President and Chief Executive Officer
Trophy Hunting Unlimited, Inc.
7500 Saddle Mountain Rd
Bozeman, MT 59715

> **Re:** **Trophy Hunting Unlimited, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed September 14, 2011**
> **File No. 000-54454**

Dear Ms. Arkell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc (via e-mail):   David Rees, Esq.
                     Vincent & Rees, LC